

April 30, 2007

Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta, Canada T2R 0B2

> **Re: Gran Tierra Energy Inc.**
> **Amendment No. 1 to Registration Statement to Form SB-2 on Form S-1**
> **Filed April 13, 2007**
> **File No. 333-140171**

Dear Mr. Coffield:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement to Form SB-2 on Form S-1

Compensation Discussion and Analysis, page 57

1.   We note your disclosure that your Compensation Committee determines the amount of each element of pay based on individual accomplishments relative to " agreed objectives, operational and financial results", and overall corporate performance. Please provide further details regarding these elements. For instance, clearly disclose the pre-defined objectives, how the Compensation Committee determines the objectives, and the weight it gives to each one.

2.   Please revise your disclosure to clarify on an <u>individual</u> basis versus an aggregate basis, the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. We may have additional comments on whether you have met the standard for treating the information confidentially. Please refer generally to Item 402(b)(2)(ix) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K.

3.   Giving consideration to the aforementioned comment, if you have established targets with respect to individual and aggregate bonus amounts for fiscal 2007, please disclose these as well. Alternatively, tell us how you would be competitively harmed, as in our comment above, and include disclosure that explains how difficult it will be for the executives to achieve the undisclosed target levels.

4.   We note that you subscribe to and participate in an annual compensation survey covering oil and gas companies located in Canada. Please identify the name of this survey and provide us with a copy.

        Further, in this regard, we note that your Compensation Committee "gauges the elements of pay against the 50th - 75th percentile of this survey for the position within the peer group for the industry." Please identify the companies that comprise this peer group.

        Lastly, in describing this survey, you state that survey results for 2006 include salary data from 37,524 incumbents and 158 organizations covering 274 positions. Please explain the meaning of "incumbents," "organizations" and "positions."   See Item 402(b)(2)(xiv) of Regulation S-K.

5.   We note that no cash bonuses were paid for 2005. However, it appears from the Summary Compensation Table that cash bonuses were paid in 2006. Please discuss those bonuses. For instance, explain why the bonuses were paid and the basis for the different amounts. Further, in this regard, please also discuss the 2006 option awards.

Summary Compensation Table, page 59

6.   We note footnote (1). Clarify whether columns for Option Awards and "All Other Compensation" is in U.S. dollars and Canadian dollars.

Agreements with Executive Officers, page 60

7.   We note your statement that the respective agreements provide for an initial

annual base salary and provide for unspecified annual bonuses and options as warranted. Please provide further details regarding these agreements. For instance, better describe these bonuses and options, such as how the amounts will be determined, when they will be issued, and on what basis they will be awarded.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn

via facsimile
Nancy Wojtas, Esq. and Brett White, Esq.
Cooley Godward Kronish LLP
(650) 849-7400